Exhibit 99.4

For Further Information:

Lisa Blaker
9560 Montgomery Road
Cincinnati, Ohio 45242
(513) 659 2001

For Immediate Release

FOUNDERS & FORMER EXECUTIVE MANAGEMENT TEAM OF LCA-VISION
SEEK CHANGE TO RESCUE COMPANY

11.4% SHAREHOLDERS INTEND TO VIGOROUSLY PROTECT INVESTMENT AND RESTORE SHAREHOLDER VALUE

CINCINNATI, OHIO (November 21, 2008) – Dr. Stephen Joffe, Craig Joffe, and Alan Buckey today filed an amendment to their Schedule 13D with the U.S. Securities and Exchange Commission.  The group previously filed a 13D disclosing ownership of 11.4% of LCA-Vision, Inc. (Nasdaq: LCAV), which operates 77 LasikPlus fixed-site laser vision correction centers in 33 states in the United States.  Dr. Joffe is the founder and former Chairman and CEO of LCAV.  Craig Joffe, Dr. Joffe’s son, is the former Chief Operating Officer and General Counsel of LCAV, and served as its Interim CEO from March-November 2006.  Alan Buckey is the former Executive Vice President of Finance and Chief Financial Officer of the Company.  The three of them worked together as the executive management team of LCAV to grow the market capitalization of the Company in excess of 1000% from 2003-2006.  In addition, Stephen and Craig Joffe previously served on the Company’s Board of Directors.

In their filing, the group said they are considering actions to protect their investment and help turn around the Company’s flagging performance.  The filing also states that their actions were prompted by the systematic and dramatic destruction of the shareholder, physician and employee value the three of them worked together to create.  LCAV’s share price has fallen over 90% in the two years since Steve Straus was appointed CEO of LCAV by its Board of Directors.

In a letter to the Chairman of the Board of Directors dated November 21, 2008, and filed earlier today with the amendment to their Schedule 13D, they stated, “As the founders and former executive management team of LCAV that led the Company to its past successes, we feel financially, ethically, and reputationally compelled to help rescue LCAV before it implodes.  Having build LCAV into the industry leader it once was, brick-by-painstaking-brick, we have unparalleled insights and perspective into the disastrous mistakes that have led the Company off course.  More importantly, we have the unique experience and know-how to help get the Company back on track.”

Dr. Joffe emphasized the critical need in these challenging times to have a Board of Directors and executive management team with the insights, experience, and passion to lead the Company and better serve its shareholders, physicians, employees, and patients.

(The full text of the letter appears below.)

About Dr. Stephen N. Joffe

Stephen N. Joffe, MD, FACS, age 65, is the founder and former Chairman and Chief Executive Officer of LCA-Vision.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Hearing Foundation, Inc., a hearing company, and Co-Founder of Joffe Medicenter LLC, a healthcare services company.  In addition Dr. Joffe is an Esteemed Quondum Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons in Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

About Craig P.R. Joffe

Craig P.R. Joffe, age 36, was Interim Chief Executive Officer of LCA-Vision from March 2006 through November 2006.  He was appointed Chief Operating Officer of LCA-Vision in September 2005, a position he held through his resignation in March 2008.  He also served as Secretary of LCA Vision from March 2003, when he joined the Company, until March 2008.  He also served on the Board of Directors of LCA-Vision from 2004 through March 2008, and previously served as a Director from 1995 to 1997.  Prior to joining LCA-Vision, Mr. Joffe served as Assistant General Counsel of IAC/InterActiveCorp, a leading publicly traded interactive commerce company, from September 2000 to February 2003.  Previously, Mr. Joffe, a graduate of Harvard Law School and Columbia University, was a general practice associate in the New York and London offices of the law firm Sullivan & Cromwell for over three years, where he concentrated his practice on corporate finance transactions.  Mr. Joffe is currently the Chief Executive Officer and Co-Founder of Joffe MediCenter LLC, a healthcare services company.

About Alan H. Buckey

Alan H. Buckey, age 50, was Executive Vice President of Finance and Chief Financial Officer for LCA-Vision from March 2000 to June 2008.  He came to LCA-Vision from Pease Industries, a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm and as a senior manager with Ernst & Young’s Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision.  Mr. Buckey holds a B.S. in Applied Science from Miami University and holds an M.B.A in Finance from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

VIA EMAIL & CERTIFIED MAIL

November 21, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

Thank you and William Bahl for taking the time to further talk to us about the current state of LCA-Vision, Inc. (LCAV).  We must admit that the apparent lack of understanding among the Board of Directors regarding the gravity of the situation LCAV currently faces is astounding, and quite sad.  From where we stand today, we have no choice but to seriously question whether LCAV has the right strategy, the right Board of Directors, or the right executive management team to execute the strategy.  That the Board appears willing to blindly ignore the perils the Company currently faces, particularly in today’s challenging environment, raises troubling concerns.

We do not dispute that macroeconomic, industry and consumer challenges have created a headwind for the Company.  At the same time, we have absolutely no doubt that much of that dramatic loss in shareholder value is self-inflicted -- a result of, and attributable to, lack of strategic direction, poor decision-making, and even poorer execution by LCAV’s Board of Directors and executive management team.

We have significant experience in the laser vision correction industry.  As the founders and former executive management team of LCAV, we grew the Company to become the industry leader.  Shareholder value grew approximately well in excess of 1,000% from 2003-2006.  In the process, not only did our shareholders profit handsomely, so too did our physician partners and our employees.  In fact, in 2006 LCAV was named one of the top Small Cap Growth companies in the United States by Fortune and one of the “Hot Growth Companies” by Business Week.

Today, these prior successes feel like a distant memory of a bygone era.  LCAV’s call center now stands eerily quiet, its LasikPlus vision centers have neither many patients nor sufficient staff to take care of them.  And in the homes of the poor shareholders who stood resolute by the Company as it fumbled and flummoxed about over the last couple of years, there is only despair and disbelief.  It is indeed shocking to us all how “successful” the Company has been in destroying so much value, in so little time.

The failures of the Company over the last two years are numerous and noteworthy.   LCAV’s shares have decreased over 90% from $32.71 to $2.73 since Steve Straus was hired as CEO by the Board of Directors in November 2006.  This represents a staggering loss in value to the Company’s shareholders of hundreds of millions of dollars of market capitalization.  In fact, whether it be the Company’s market capitalization, same store revenues, procedural volume, marketing costs, cash on the balance sheet, or employee attrition and morale, the story of abysmal performance is the same, regardless of the metric or indicator one looks at.

While the macroeconomic and consumer environment have created challenges, at the same time the Company has openly admitted it has lost industry market share.  In the last three quarters the Company has lost almost one third of the market share it used to command.   In the fourth quarter of 2007 national market share was just under 15% and in the third quarter of 2008 national market share was a little over 10%.

Since announcing our significant stock position in the Company, we have had the opportunity to speak to a number of LCAV’s shareholders and analysts.  Needless to say, we are not the only ones unhappy with the Company’s performance.  We are also not the only shareholders who question the correlation between the Company’s dismal performance and the management team’s lack of relevant experience in health care, let alone LASIK.  From hamburgers and fast food chicken, to parking lot operators and rental car agencies, there is indeed diversity of experience among the ranks of LCAV’s senior management team.  Yet, somehow the fact that LCAV is fundamentally a health care provider of a highly specialized surgical procedure has been lost on everyone -- everyone except LCAV’s shareholders, physicians, optometrists, employees, and ever-diminishing pool of patients.

As experienced LASIK executives and significant shareholders, for us the massive destruction in shareholder value in such a short period of time was a wake up call for change.  Yet, despite (or maybe because of) our experience, we have not been asked to help rescue the Company as it recklessly plunges down a path to self-destruction.

We are scratching our heads why the alarm bells aren’t ringing loudly for the Board of Directors as to the crisis unfolding before their very eyes.  With a burn rate of approximately $2 million of cash per month, it shouldn’t take 20/20 vision to see where the Company is going without a fundamental change in strategic direction and leadership.

As a group, the three of us own 11.4% of the Company’s shares.  In contrast, the entire Board of Directors owns less than 1% collectively.  And of the Board’s ownership, approximately half of the shares held by the Board were granted by the Company as compensation to the Board for their service.  In fact, 3 of the 4 independent directors of the Board are currently out of compliance with the Company’s own policy regarding minimal stock ownership in the Company, a policy they put in place.

The litany of questionable acts and disastrous decisions at the Company is long, and telling.  Golden parachutes granted to Steve Straus, the Company’s CEO, within the very week the Company announced disastrous operational results.  The Board granting themselves more protective indemnification agreements to insulate themselves from their own decision-making “to the fullest extent of the law.”  Jim Brenner, the Chief Marketing Officer, abruptly terminated within one month of getting a new employment agreement, replete with a comfortable severance package and golden parachute.  Shareholders could hear their money jingle in his pockets as he walked away.

As the founders and former executive management team of LCAV that led the Company to its past successes, we feel financially, ethically, and reputationally compelled to help rescue LCAV before it implodes.  Having built LCAV into the industry leader it once was, brick-by-painstaking-brick, we have unparalleled insights and perspective into the disastrous mistakes that have led the Company off course.  More importantly, we have the unique experience and know-how to help get the Company back on track.

We intend to vigorously protect our already sizeable investment in LCAV.  We sincerely hope the Board of Directors will welcome us with the same open arms and generous spirit with which our offer to help save the Company from its path to self-destruction was made.  However, if the Board rebuffs our attempts to help, our fight to save the Company shall continue nonetheless.  On behalf of our significant shareholder position, our loyalty to the physicians and employees who entrusted us with their careers, and our personal and professional legacy, we are prepared to take whatever actions are necessary to protect our investment and ensure a timely and effective turnaround of LCAV’s business.

Sincerely,

Stephen N. Joffe
Craig P.R. Joffe
Alan Buckey

cc:   LCA Vision Inc. Board of Directors

Steve Straus, C.E.O.
William Bahl, Independent Director, Chairman of Compensation Committee
John Gutfreund, Independent Director, Chairman of Nominating & Governance Committee
John Hassan, Independent Director, Chairman of Audit Committee